Exhibit 99.2

Electra Meccanica Vehicles Corp. Reports Fourth Quarter and Full Year 2018 Financial Results

Company Begins Production of 2019 SOLO at Zongshen Production Facility in Chongqing, China; 20 SOLO’s Produced in Q1 2019

VANCOUVER, April 1, 2019 - ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("Electra Meccanica" or the "Company"), a designer and manufacturer of electric vehicles, today reported its financial results for the three-months and year ended December 31, 2018.

Recent Operational Highlights:

•	Commenced production of the SOLO electric vehicle at the Zongshen production facility in Chongqing, China. In the first quarter of 2019, the Company produced 20 single passenger SOLO electric vehicles, which have been shipped to North America.

•	Hosted a grand opening ceremony of the Zongshen SOLO electric vehicle production facility in Chongqing, China, with attendance from the Electra Meccanica Executive Team, Board of Directors, Zongshen Chairman, Zongshen Senior Executive Management, Zongshen factory management and the Canadian and United States Consuls General.

•	Opened first Electra Meccanica dealership in Los Angeles, California to facilitate test drives, maintenance and initial SOLO electric vehicle deliveries to the strategic U.S. market.

•	Secured several new partnerships, which included Dobson Motorsport, a leading collector car brokerage, to represent and promote the SOLO EV in both the Oregon and Washington markets, as well as Engel and Volkers’ Chantrell Creek Estates property to introduce a SOLO electric vehicle car sharing program to provide future residents with greater mobility options.

•	Successfully completed Canadian side-crush testing of the SOLO, having withstood 20,617 lb. in side-crush testing as compared to the required minimum of 2,977 lb.

•	Added key team members, including Ms. Bal Bhullar, a proven financial executive with public company experience, as Electra Meccanica’s Chief Financial Officer, as well as Mr. Jack Austin, a former Canadian senator and expert in business law and public policy, to Electra Meccanica’s Board of Directors.

Fourth Quarter and Full Year 2018 Financial Summary

•	Total revenue for the three months ended December 31, 2018, was CAD$141,901, compared to revenue of CAD$109,103 in the same year-ago quarter. Total revenue in 2018 was CAD$777,302 compared with CAD$109,173 in 2017. The increase in revenue was due to the full year of revenue from the Intermeccanica acquisition in 2017.

•	General and administrative expenses for the three months ended December 31, 2018, were CAD$1,894,940 million, compared to CAD$905,589 million in the same year-ago quarter. General and administrative expenses in 2018 were CAD$5,490,938, compared to CAD$2,373,251 in 2017. This increase is primarily due to increased rent and office expenses, legal and professional fees, consulting fees and increased salary expenses.

•	Research and development expenses decreased to CAD$1,381,449 million for the three months ended December 31, 2018, compared to CAD$1,705,292 million in the same year-ago quarter. Research and development expenses increased to CAD$5,566,036 in 2018, compared to CAD$4,430,386 in 2017. This is primarily due to costs related to the development of the SOLO.

•	Operating loss for the three months ended December 31, 2018 increased to CAD$4.8 million, compared to an operating loss of CAD$5.4 million in the same year-ago quarter. Operating loss in 2018 increased to CAD$16,858,405 compared to an operating loss of CAD$9,489,156 in 2017.

•	Net loss for the three months ended December 31, 2018 was CAD$2.1 million, compared to CAD$4.6 million in the same year-ago quarter. Net loss for 2018 was CAD$10.0 million, compared to CAD$11.4 million in 2017.

•	Cash used in operations in the quarter ended December 31, 2018 was CAD$4.5 million, compared with cash used in operations of CAD$2.9 million in the same year-ago quarter. Cash used in operations in 2018 was CAD$15.6 million, compared to CAD$7.3 million in 2017.

•	Cash and cash equivalents and short-term deposits were CAD$19.0 million as of December 31, 2018, compared with CAD$12.1 million as of September 30, 2018. The increase in cash was primarily due to a registered direct offering the Company completed in November 2018, which generated USD$8.5 million in gross proceeds to support vehicle development efforts.

Management Commentary

“2018 marked Electra Meccanica’s 60-year anniversary and was a year of continued operational execution, laying the foundation for a successful launch of our SOLO EV in 2019,” said Jerry Kroll, CEO of Electra Meccanica. “Our state-of-the-art production facility in Chongqing, China with our strategic partner, Zongshen Industrial Group, is in the process of ramping up towards mass production. We produced 20 SOLO EV’s in the first quarter of 2019 and remain fully confident in our ability to ramp up production and start to deliver SOLO’s to our customers in 2019.

“Our unique, capital-light approach to production with a trusted and experienced manufacturing partner significantly minimizes production risk and capital requirements. This is particularly important as we ramp production and deliver on the strong demand for our vehicles. We currently have 64,327 vehicle pre-orders and expect that number to grow with deliveries and an increased presence on the roads of California, Washington and Oregon.

“With the critical infrastructure needed to distribute and service our SOLO EVs across the west coast in place, we are now executing upon our strategic plan to get vehicles in the hands of pre-order customers in 2019. Our corporate dealership is up and running in Los Angeles, California and already facilitating initial SOLO deliveries to pre-order customers, both individuals and businesses. I would encourage everyone to stop by for a test drive of our SOLO at our dealership for a superior driving experience in a vehicle that provides a more efficient, cost effective and environmentally friendly commute. We believe that Electra Meccanica’s SOLO will revolutionize the way people commute.”

“We’re extremely encouraged by the support and interest in the SOLO EV by individuals who share our mission in preserving and protecting our planet by making transportation more sustainable and environmentally friendly. Electra Meccanica is undoubtedly at a key inflection point. I look forward to an exciting year as we continue to execute upon our business plan and create long-term value for our shareholders,” concluded Kroll.

About Electra Meccanica Vehicles Corp.
Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 60 years. For more information, visit www.electrameccanica.com.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:

Sean Mahoney

(310) 867-0670

sean@ElectraMeccanica.com

Investor Relations:

Greg Falesnik

Managing Director

MZ Group - MZ North America

(949) 385-6449

greg.falesnik@mzgroup.us

www.mzgroup.us

Electrameccanica Vehicles Corp.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	December 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	4	$18,926,933	$8,610,996
Receivables	5	1,190,689	243,639
Prepaid expenses		2,268,776	920,146
Inventory		420,737	232,903
		22,807,135	10,007,684
Non-current assets
Restricted cash		110,707	-
Plant and equipment	6	5,323,766	1,393,683
Goodwill and other intangible assets	7	1,239,123	1,260,014
TOTAL ASSETS		$29,480,731	$12,661,381

LIABILITIES
Current liabilities
Bank overdraft and demand loan		$-	$123,637
Trade payables and accrued liabilities	8	1,262,861	1,123,790
Customer deposits		303,076	362,829
Construction contract liability		99,707	84,242
Shareholder loan		6,230	10,383
Promissory note	7	-	1,500,000
Deferred income tax	7	149,794	149,794
		1,821,668	3,354,675

Non-current liabilities
Derivative liability[1]	11	4,752,875	3,655,690
TOTAL LIABILITIES		6,574,543	7,010,365

EQUITY
Share capital	12	46,622,299	22,718,282
Common share subscription		-	750,000
Deficit		(31,373,697)	(21,335,552)
Reserves		7,657,586	3,518,286
TOTAL EQUITY		22,906,188	5,651,016
TOTAL LIABILITIES AND EQUITY		$29,480,731	$12,661,381

Electrameccanica Vehicles Corp.

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars)

		Year ended
	Note	December 31, 2018	December 31, 2017	December 31, 2016

Revenue		$777,302	$109,173	$-
Cost of revenue		575,172	63,950	-
Gross profit		202,130	45,223	-

Operating expenses
Amortization	6	278,621	124,134	22,567
General and administrative expenses	14	5,490,938	2,373,251	1,205,835
Research and development expenses	15	5,566,036	4,430,386	2,778,295
Sales and marketing expenses	16	1,386,901	631,381	209,455
Stock-based compensation expense	12	3,228,508	889,511	1,461,189
Share-based payment expense	13	1,109,531	1,085,716	3,264,681
		(17,060,535)	(9,534,379)	(8,942,022)

Loss before other items		(16,858,405)	(9,489,156)	(8,942,022)

Other items
Accretion interest expense		-	69,562	25,908
Changes in fair value of warrant derivative	11	(7,707,051)	186,269	-
Finder’s fee on convertible loan		-	258,542	-
Impairment of goodwill	7	-	1,342,794	-
Issue costs allocated to derivative liability	11	1,493,554	-	-
Foreign exchange loss (gain)		(605,096)	20,049	5,417

Loss before taxes		(10,039,812)	(11,366,372)	(8,973,347)

Income tax recovery		(1,667)	-	-

Net loss		(10,038,145)	(11,366,372)	(8,973,347)

Other comprehensive loss – foreign currency translation		(10,005)	-	-

Comprehensive Loss		$(10,048,150)	$(11,366,372)	$(8,973,347)
Loss per share – basic and fully diluted		$(0.38)	$(0.52)	$(0.55)

Weighted average number of shares outstanding – basic and fully diluted	12	26,582,664	21,818,315	16,342,434